Annual Notice Dated May 1, 2026
DISTINCT ASSETSSM VARIABLE ANNUITY
Issued through
Transamerica Life Insurance Company

Separate Account VA-5
This Annual Notice Document (“Notice”) provides certain updated information about Your Distinct AssetsSM Variable Annuity, a Variable Annuity contract, (“Contract”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VA-5 (“Variable Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/893951301?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 1998, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the Contract
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

SPECIAL TERMS
Account Value - The Account Value of a particular Contract is equal to the sum of: (a) the Fixed Accumulated Value plus (b) the Variable Accumulated Value.
Administrative Office or Service Center - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant - The person named on the application and whose life is used to determine the amount of monthly annuity payments on the Annuity Date. The Annuitant cannot be changed after the Contract has been issued, except upon the Annuitant's death prior to the Annuity Date if a contingent Annuitant has previously been named. In the case of a Qualified Contract, the Owner must be the Annuitant.
Annuity Date - The date on which the Account Value, less any applicable premium taxes, will be applied to provide an Annuity for You under the annuity form You selected. Unless a different Annuity Date is elected under the annuity payment provisions, the Annuity Date will be as shown in the Contract. The date annuity payments start is the commencement of annuity payment date shown in the Contract.
Contract: An individual annuity Contract issued by Transamerica or a certificate issued by Transamerica which evidences coverage under a group annuity.
Contract Year - A 12-month period starting on the Contract effective date and ending with the day before the Contract anniversary, and each 12-month period thereafter.
Fixed Account - The Fixed Account is part of Transamerica's general account to which You may allocate Net Purchase Payments. The Fixed Account provides guarantees of principal and income. Special limits apply to transfers of Account Value to and from the Fixed Account.
Guarantee Period: The period for which Transamerica will guarantee a specified interest rate for amounts allocated or transferred to the Fixed Account. The Guarantee Period will be at least one year in duration.
Net Purchase Payment: A Purchase Payment reduced by any applicable premium tax charge (including charge for retaliatory premium taxes
Owner (You, Your) - The person(s) who, while living, control(s) all rights and benefits under the Contract. Joint Owners must be husband and wife as of the annuity issue date, in most states. Qualified Contracts cannot have joint Owners.
Portfolio - (1) A separate "series" or Portfolio of investments within a mutual fund or (2) a mutual fund available for investment under the Contract.
Qualified and Non-Qualified - The Contract has a Qualified status if it is issued in connection with a retirement plan or program. Otherwise, the status is non-Qualified.
Subaccount(s) - One or more divisions of the Variable Account which invests solely in shares of one of the underlying Portfolios.
Valuation Day - Any day the New York Stock Exchange is open. To determine the value of an asset on a day that is not a valuation day, we will use the value of that asset as of the end of the next valuation day.
Variable Account - Separate Account VA-5, which is not part of Transamerica’s general account. The Variable Account is divided into Subaccounts.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Subadvisers please refer to the Appendix - Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the  Appendix - Investment Options .
  For updated Portfolio performance information please refer to the Appendix - Investment Options Available Under the Contract.

important INFORMATION you should consider about the Contract

Your Contract prospectus dated May 1, 1998, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
No. The Contract does not impose any surrender charges or withdrawal fees, regardless of when the withdrawal occurs.

However, Yes, if You withdraw or transfer funds from a Guarantee Period of the Fixed Account before its Expiration Date, an interest adjustment will apply. This adjustment reduces the credited interest to a minimum rate of 3% per year, which may result in a loss of interest earnings.

Example: If You allocate $100,000 to a Guarantee Period with a declared interest rate of 6% and withdraw the entire amount before the period ends, You could lose up to $9,000 in interest (i.e., the difference between 6% and the minimum 3% rate over one year).
Charges and Deductions The Fixed Account Cash Withdrawals
Are There Transaction Charges?
Yes. In addition to potential Contract Adjustments (such as interest adjustments for early withdrawals from the Fixed Account), the investor may be charged for other transactions under the Contract.

Transfer Fees: The first 10 transfers per Contract Year are free. For each additional transfer You will be charged $10 or 2% of the amount transferred, whichever is less. This applies to transfers between Subaccounts or between the variable and Fixed Accounts.
Premium Taxes: Premium tax charges may apply depending on Your state of residence and could range from 0% to 3.5% which will be deducted from purchase payments, withdrawals or annuity payments.
Variable Annuity Fee Table Transfers The Fixed Account Charges and Deductions
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Variable Annuity Fee Table The Portfolios
	Annual Fee	Minimum	Maximum
	Base Contract[1]	0.85%	2.85%
	Portfolio Company (fund fees and expenses)[2],3	0.27%	1.51%
1As a percentage of average Variable Account assets.
2As a percentage of Portfolio net assets, after expense reimbursements.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year based on current charges.

	Lowest Annual Cost $1,142	Highest Annual Cost $2,391
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You bear the entire investment risk under the Contract prior to the Annuity Date for all amounts in the Variable Account. While there is a guaranteed death benefit, there is no guaranteed or minimum Account Value for amounts in the Variable Account. Therefore, the Account Value You receive could be less than the total amount You have invested.
  The Contract includes a Variable Account, which is subject to investment risk. The value of Your investment in the Variable Account will increase or decrease based on the performance of the underlying Portfolios You select.
  The Account Value You receive could be less than the total amount You have invested, especially if market conditions are unfavorable or if fees and expenses reduce the value over time.
Key Features of the Contract The Variable Account
Is This a Short-Term Investment?
No. This Contract is designed for long-term, tax-deferred asset accumulation, typically for retirement or other long-term financial goals. It offers a range of investment options and annuity payment forms, but it is not intended to serve as a liquid or short-term financial vehicle.
Key Features of the Contract
What are the Risks Associated with Investment Options?
An investment in the Contract is subject to investment risk, and Your Account Value can increase or decrease depending on the performance of the investment options You select.
  Variable Options: These are Subaccounts that invest in mutual fund Portfolios. These Portfolios are subject to market fluctuations and investment performance risk. Your Account Value in these Subaccounts is not guaranteed and may be less than the amount You invested.
  Fixed Options: While the Fixed Account offers a guaranteed minimum interest rate (at least 3% annually), it is still subject to interest rate risk. If You withdraw or transfer funds before the end of a Guarantee Period, You may receive only the minimum interest rate, forfeiting any higher credited interest.
Each investment option has its own unique risks based on its asset class, investment strategy and market exposure, such as market volatility, interest rate risk, credit risk, liquidity risk or currency and geopolitical risks.

Before making an investment decision, You should carefully review the available investment options, including their objectives, strategies, and risks, as described in the individual Fund Prospectuses.
Key Features of the Contract The Portfolios
What are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to the financial strength and stability of the issuing insurance company. Any obligations under the Contract—including those associated with the Fixed Account and any guaranteed interest rates—are not backed by the U.S. government or any federal agency. Instead, they are solely the responsibility of Transamerica. This means that if Transamerica were to experience financial difficulties, it may not be able to meet its obligations under the Contract. This includes guaranteed interest rates in the Fixed Account, death benefit guarantees and annuity payment obligations.

The ability of Transamerica to meet its obligations under the Contract depends on its financial strength and solvency. If Transamerica were to experience financial difficulties, it could impact its ability to fulfill these guarantees. The Contract is not insured by the FDIC, the Federal Reserve Board, or any other government agency. It is also not a deposit or obligation of any bank.

Transamerica’s financial strength is evaluated by independent rating agencies such as A.M. Best, Standard and Poor’s, Moody’s and Duff & Phelps. These ratings reflect the company’s ability to meet its insurance and annuit obligations but do not reflect the investment performance of the Variable Account or its Subaccounts.

More information about Transamerica Life Insurance Company (formerly Transamerica Occidental Life Insurance Company), including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Transamerica Occidental Life Insurance Company and the Variable Account Published Ratings
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. The Contract includes restrictions on investment options and transfers.
  Each allocation to a Subaccount must be at least 10% of the Net Purchase Payment.
  The minimum amount to establish a new Subaccount or Guarantee Period is $1,000.
  Transfers involving the Fixed Account are limited to 10 per Contract Year and must be at least $1,000 or the full value of the account being transferred.
  Transamerica reserves the right to eliminate or substitute any Portfolio if it becomes unavailable or inappropriate.
  New Subaccounts may be added, and existing ones may be removed at Transamerica’s discretion.
  Transamerica may modify, restrict, suspend, or eliminate transfer privileges at any time. This includes telephone transfers and may be used to deter market timing or excessive trading.
  Transamerica also reserves the right to change the number of Guarantee Periods available in the Fixed Account and may also adjust interest rates for new Guarantee Periods (subject to a minimum of 3%.
Transfers Purchase Payments The Portfolios - Addition, Deletion or Substitution The Fixed Account Charges and Deductions
Are There Any Restrictions on Contract Benefits?
Yes. The Contract includes restrictions and limitations on Contract benefits, ss well as provisions allowing the insurance company to modify or terminate certain benefits.
Death Benefits
  The death benefit is the greater of the total purchase payments (minus withdrawals and applicable taxes) or current Account Value at the time of death benefit processing. No death benefit is payable if the Annuitant dies, and a contingent Annuitant has been named. No death benefit is payable if the Annuitant dies, and a contingent Annuitant is named.
  Withdrawal Restrictions
  Systematic Withdrawal Option requires a minimum Account Value of $15,ooo and a minimum withdrawal amount of $150 per month. Systematic Withdrawals are not available for the Fixed Account and may be terminated if funds are insufficient.
  The Automatic Payout Option (APO) is available only for Qualified Contracts and mut begin no later than the month before the Owner turns 84. It requires a minimum Account Value of $15,000 and will terminate if funds are insufficient or if systematic withdrawals are active.
  Modification or Termination by Transamerica
  Transamerica reserves the right to modify, substitute or eliminate Subaccounts, restrict or suspend transfer privileges to prevent market timing, change the number of Guarantee Periods in the Fixed Account and decline additional purchase payments if they exceed $1,000,000 or violate tax rules.
Death Benefit Cash Withdrawals Annuity Payments
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
Investors should consult with a qualified tax professional to understand the specific tax consequences of investing in the Contract and receiving purchase payments or distributions. Tax treatment can vary based on individual circumstances and the type of plan involved. If the Contract is purchased through a tax-Qualified plan or IRA, there is no additional tax benefit provided by the Contract itself. The tax advantages already exist under the Qualified plan or IRA, and the Contract does not enhance them.
  Withdrawals are generally subject to ordinary income tax on the taxable portion.
  If You make a withdrawal before age 59½, withdrawals may also be subject to a 10% federal penalty tax.
  A portion of each annuity payment may be taxable as ordinary income.
  Death benefits are generally taxable to the beneficiary as ordinary income to the extent they exceed the investment in the Contract. Special rules apply to required distributions following the death of the Owner or Annuitant.
  Required minimum distributions for qualified contracts must begin by April 1 of the year following the year the Owner turns 70 ½.
Federal Tax Matters
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Contract to investors. Compensation is typically in the form of commissions paid by the issuing insurance company or its affiliates, revenue sharing arrangements between Transamerica and the broker-dealer or financial institution and compensation from affiliates or third parties, which may include marketing support or other incentives.

Because of these compensation arrangements, investment professionals may have a financial incentive to offer or recommend this Contract over other investment options. Investors should consider asking their financial professional about any compensation they may receive and how it might influence their recommendations.

Our current affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Securities Sales Corporation (TSSC)) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.
Distribution of the Contracts
Should I Exchange My Contract?
You should only exchange Your Contract if, after carefully comparing the features, fees, and risks of both Contracts, and considering any surrender charges, tax consequences, or penalties for terminating Your current Contract, You determine that the new Contract better meets Your financial needs.

Some investment professionals may have a financial incentive to recommend that You exchange Your existing annuity Contract for a new one. This incentive may come in the form of commissions or other compensation paid by the insurance company or its affiliates for selling the new Contract.

Distribution of the Contracts

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/893951301?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term capital appreciation.	Allspring VT Discovery SMID Cap Growth Fund - Class 2 Advised by: Allspring Funds Managment, LLC; Sub-Advised by: Allspring Global Investments, LLC	1.13%	5.39%	-2.46%	9.94%
Seeks current income.	Federated Hermes Fund for U.S. Government Securities II Advised by: Federated Equity Management Company	1.02%	6.80%	-0.84%	1.06%
Seeks to achieve high current income and moderate capital appreciation.	Federated Hermes Managed Volatility Fund II - Primary Advised by: Federated Equity Management Company of Pennsylvania and Federated Investment Management Company	1.12%	7.03%	6.56%	6.85%
Total return, comprised of current income and capital appreciation.	Invesco V.I. High Yield Fund - Series I Advised by: Invesco Advisers, Inc.	0.92%	6.73%	3.64%	4.83%
Seeks long-term growth of capital.	Janus Henderson Research Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.82%	18.39%	14.11%	15.88%
Seeks capital growth.	LVIP American Century Capital Appreciation Fund - Standard II Advised by: Lincoln Financial Investments Corporation; Sub-Advised by: American Century Investment Management, Inc.	0.84%	6.72%	5.16%	11.47%
To seek the highest current income consistent with stability of capital and liquidity.	Schwab® Government Money Market Portfolio Advised by: Charles Schwab Investment Management, Inc.(2)	0.27%	4.11%	3.09%	1.96%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.61%	16.21%	14.39%	14.61%
To seek capital appreciation.	VY® JPMorgan Emerging Markets Equity Portfolio - Class S Advised by: Voya Investments, LLC; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.51%	38.77%	0.04%	9.00%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:
Effective May 1, 1995, the following Subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities.	LVIP American Century Balanced Fund - Standard II Advised by: Lincoln Financial Investments Corporation; Sub-Advised by: American Century Investment Management, Inc.	0.85%	9.62%	6.49%	8.03%

Effective June 1, 2021, the following Subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital appreciation.	Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.92%	21.69%	3.59%	14.66%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 1998, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Variable Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-153776
EDGAR Contract Identifier No. is #C000071839